1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG

March 12, 2026	www.integraresources.com

INTEGRA RESOURCES ANNOUNCES APPOINTMENT OF CHANTAL LAVOIE TO BOARD OF DIRECTORS

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the appointment of Chantal Lavoie, P.Eng., ICD.D, to the Company's Board of Directors. Mr. Lavoie is a mining engineer and seasoned executive with more than 40 years of experience in mine development, operations, capital project execution and corporate governance across gold, base metals, diamonds and iron ore.

Most recently, Mr. Lavoie served as Chief Operating Officer of Rio Tinto Iron Ore Company of Canada, where he was responsible for large-scale mining, processing operations and management of more than 3,000 employees across Labrador and Northern Quebec. Previously, Mr. Lavoie served as Chief Operating Officer of Dominion Diamond Corporation and President and Chief Executive Officer of Crocodile Gold Corporation, where he grew annual production from 75,000 to 200,000 ounces of gold before the company's acquisition by Newmarket Gold Inc. and subsequently Kirkland Lake Gold Ltd. Mr. Lavoie also held senior leadership roles with De Beers Canada Inc., including Chief Operating Officer and Acting Chief Executive Officer.

Mr. Lavoie currently serves as Chair and Independent Director of Troilus Mining Corporation and holds a Bachelor of Applied Science in Mining Engineering from Laval University in Quebec, Canada. He is a registered Professional Engineer in Ontario and Quebec and holds the Institute of Corporate Directors designation.

Anna Ladd-Kruger, Chair of the Board of Integra commented:

"On behalf of the Board, I am very pleased to welcome Chantal to Integra. He brings extensive operational leadership and technical expertise developed across several major global mining companies. His experience overseeing large-scale operations and capital projects will provide valuable insight as Integra continues to grow its production platform and advance its development pipeline of projects in the U.S."

George Salamis, President and CEO and Director of Integra added:

"Chantal has built an impressive career leading complex mining operations and driving operational improvements across multiple commodities and jurisdictions. As we focus on optimizing operations at Florida Canyon, advancing the Delamar Project to production, and evaluating additional growth opportunities, we look forward to benefiting from his experience and strategic perspective."

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the anticipated contributions of the newly appointed director; the future financial or operating performance of the Company; and anticipated advancement of the Company's projects.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Forward‐looking statements necessarily involve known and unknown risks and uncertainties that may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.